FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 01, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

ABSTRACT OF THE MINUTES OF THE 6th/2011 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: July  28, 2011 at 09:00 a.m. at Rua Hungria, 1400 – 5th floor in the city and state of São Paulo. QUORUM: the full complement of members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1. Election of the Board of Executive Officers – The Board decided to elect Mr. Ely David Mizrahi and Mr. José Eduardo Cabral Mauro, respectively, to occupy the vice presidencies of Food Service and Internal Market, to which they were already appointed, pending final Administrative Council for Economic Defense (CADE) approval, to be included on the Board of Executive Officers and to have a mandate coincident with the other Executive Officers, until the meeting of May 2013. Consequently, the following were elected: as Food Service Vice President, Ely David Mizrahi, Brazilian, married, business administrator, registered in the tax register (CPF) under  number 040.443.788-51, bearer of ID (RG) number 8.586.295, SSP/SP, resident and domiciled in the city and state of São Paulo; as Internal Market Vice President: José Eduardo Cabral Mauro, Brazilian, married, production engineer, registered in the tax register (CPF) under number 085.688.678-55, bearer of ID (RG) number 7.969.198, SSP/SP, resident and domiciled in the city and state of São Paulo. The Board of Executive Officers is hereby constituted as follows: Chief Executive Officer – José Antonio do Prado Fay, External Market Vice President, Antonio Augusto de Toni; Executive Vice President for Food Service, Ely David Mizrahi,  Dairy Vice President, Fabio Medeiros Martins da Silva; Human Resources Vice President, Gilberto Antonio Orsato; Internal Market Vice President, José Eduardo Cabral Mauro; Chief Financial, Administrative and Investor Relations Officer, Leopoldo Viriato Saboya; Supply Chain Vice President, Luiz Henrique Lissoni; Strategy and New Business Vice President, Nelson Vas Hacklauer; Operations and Technology Vice President, Nilvo Mittanck; Corporate Affairs Vice President, Wilson Newton de Mello Neto. 2.  Cancellation of the Registration of the representative office in the United Kingdom – The cancellation of the registration of the representative office of Perdigão UK Ltd with registered address at 43-45 Butts Green Road, Hornchurch, Essex, RM11, 2JX, Milton Keynes, United Kingdom, registered at Companies House under number 04404549. 3. Other internal Company matters. CONCLUSION: These minutes having been drafted, read and approved, were signed by members of the Board present. São Paulo-SP, July 28, 2011. Nildemar Secches, Chairman, Edina Biava, Secretary, Paulo Assunção de Sousa, Vice Chairman, Allan Simões Toledo, Décio da Silva, José Carlos Reis de Magalhães Neto, Luís Carlos Fernandes Afonso, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Pedro de Andrade Faria, Walter Fontana Filho (We certify that this is an exact copy of the original drafted to the Company’s minutes register of ordinary and extraordinary meetings, in book 3, folios 59 to 69).

EDINA BIAVA

SECRETARY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 01, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director